UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A10/atl

02034525

17 May, 2002

SUPPL

02 JUN -4 AM 11:12

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

File No. 82-2947

VOLUNTARY CONDITIONAL CASH OFFER BY MERRILL LYNCH (SINGAPORE) PTE. LTD., FOR AND ON BEHALF OF TYE HUA INVESTMENTS PTE. LTD., A WHOLLY-OWNED SUBSIDIARY OF UNITED OVERSEAS BANK LIMITED, TO ACQUIRE ALL THE ISSUED AND FULLY PAID ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF INDUSTRIAL & COMMERCIAL BANK LIMITED

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matter for your information.

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

6/4

Merrill Lynch

MERRILL LYNCH (SINGAPORE) PTE. LTD.
(Incorporated in the Republic of Singapore)

for and on behalf of

TYE HUA INVESTMENTS PTE. LTD.
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH OFFER

FOR

INDUSTRIAL & COMMERCIAL BANK LIMITED
(Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH OFFER (THE "OFFER") BY MERRILL LYNCH (SINGAPORE) PTE. LTD. ("MERRILL LYNCH"), FOR AND ON BEHALF OF TYE HUA INVESTMENTS PTE. LTD. (THE "OFFEROR"), A WHOLLY-OWNED SUBSIDIARY OF UNITED OVERSEAS BANK LIMITED ("UOB"), TO ACQUIRE ALL THE ISSUED AND FULLY PAID ORDINARY SHARES OF S$1.00 EACH (THE "SHARES") IN THE CAPITAL OF INDUSTRIAL & COMMERCIAL BANK LIMITED ("ICB")

All terms and references used in this announcement which are defined or construed in the offer document dated 2 April 2002 issued by Merrill Lynch for and on behalf of the Offeror, in respect of the Offer (the "Offer Document") but are not defined or construed in this announcement shall have the same meaning and construction as defined in the Offer Document.

1. CLOSE OF THE OFFER

Merrill Lynch wishes to announce, for and on behalf of the Offeror, that the Offer closed at 3.30 p.m. today.

2. LEVEL OF ACCEPTANCES OF THE OFFER

As at 3.30 p.m. today, the Offeror has received valid acceptances of the Offer in respect of 165,288,569 Offer Shares, in aggregate, representing approximately 98.21 per cent. of the

issued share capital of ICB. Included in these valid acceptances of the Offer are acceptances received from UOB (in respect of 147,173,247 Shares) and other parties[1] acting or deemed to be acting in concert with the Offeror (in respect of 900,500 Shares), totalling 148,073,747 Offer Shares (based on information available to the Offeror as at the date of this announcement), representing approximately 87.99 per cent. of the issued share capital of ICB.

Prior to 15 March 2002, being the date of the announcement of the Offer (the "Announcement Date"), the Offeror did not own or control, nor had it agreed to acquire any Shares, except pursuant to an irrevocable undertaking which the Offeror had received from UOB to accept the Offer in respect of all the Shares held by UOB prior to and up to the close of the Offer. As at the Announcement Date, UOB held 147,173,247 Shares, representing approximately 87.45 per cent. of the issued share capital of ICB.

As at the Announcement Date, parties acting or deemed to be acting in concert with the Offeror owned, controlled or agreed to acquire an aggregate of 147,593,247 Shares (based on enquiries made prior to the Announcement Date, which in the interests of confidentiality, were limited to only UOB, its Directors, its wholly-owned subsidiaries, the Offeror and the Offeror's Directors), representing approximately 87.70 per cent. of the issued share capital of ICB.

Based on the information received by the Offeror up to 26 March 2002, being the latest practicable date prior to the printing of the Offer Document, parties acting or deemed to be acting in concert with the Offeror, owned, controlled or agreed to acquire an aggregate of 148,216,747 Shares, representing approximately 88.07 per cent. of the issued share capital of ICB.

Since the Announcement Date, neither the Offeror nor any party acting or deemed to be acting in concert with the Offeror has acquired or agreed to acquire any Shares, based on information received by the Offeror up to the date of this announcement, except pursuant to the Offer.

Further, pursuant to the terms of the notice ("Form 57") given by the Offeror on 25 April 2002 to Shareholders whose acceptances of the Offer had not been received as at 5.00 p.m. on 23 April 2002, the Offeror will proceed to acquire the Shares of Shareholders whose acceptances of the Offer had not been received by 3.30 p.m. today, pursuant to Section 215(1) of the Companies Act, Chapter 50 (the "Companies Act").

3. SETTLEMENT

Shareholders whose acceptances were valid and received from 3 April 2002 to 5.00 p.m. on 19 April 2002, have been paid the Offer Price on 24 April 2002.

Shareholders whose acceptances were valid and received from 20 April 2002 to 5.00 p.m. on 3 May 2002 have been paid the Offer Price on 8 May 2002.

[1] Excluding Mr. Ho Sim Guan, his close relatives and companies controlled by him, as Mr. Ho retired as a director of UOB on 9 May 2002, and also retired from his directorships of all subsidiaries of UOB.

Shareholders whose acceptances were valid and received from 4 May 2002 to 3.30 p.m. today will be paid the Offer Price on or about 22 May 2002.

4. COMPULSORY ACQUISITION UNDER SECTION 215 OF THE COMPANIES ACT

As stated in the announcement of 25 April 2002, the Offeror had on 25 April 2002 given notice in the prescribed form ("Form 57") pursuant to Section 215(1) of the Companies Act, together with a cover letter, to Shareholders whose acceptances of the Offer had not been received as at 5.00 p.m. on 23 April 2002. The Offeror will proceed to acquire the Shares of Shareholders whose acceptances of the Offer had not been received by 3.30 p.m. today (the "Dissenting Shareholders") at a consideration of S$5.60 in cash for each Share held by the Dissenting Shareholders.

The Offeror will exercise its right of compulsory acquisition to acquire the Shares of the Dissenting Shareholders on a date after the expiry of one month after the date on which Form 57 was given, subject to and in accordance with the provisions of Section 215 of the Companies Act and the terms set out in Form 57.

5. RESPONSIBILITY STATEMENT

The directors of the Offeror and the directors of UOB (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Issued by
MERRILL LYNCH (SINGAPORE) PTE. LTD.

For and on behalf of
TYE HUA INVESTMENTS PTE. LTD.
17 May 2002
Singapore

Any inquiries relating to this announcement or the Offer should be directed to the following:-

Tracey Woon
Managing Director
Merrill Lynch (Singapore) Pte. Ltd.
Telephone: 6330 7888
Fax: 6330 7130